UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-12291

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

THE AES CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

4300 Wilson Boulevard

Address of Principal Executive Office (Street and Number)

Arlington, Virginia 22203

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On Friday, February 28, 2025, The AES Corporation  (the “Company”) was notified by Ernst & Young LLP (“EY”), the Company’s independent public accounting firm, that due to an unexpected medical issue relating to a key audit partner of the engagement team, EY required additional time to complete the audit of the Company’s consolidated financial statements and internal controls over financial reporting as of and for the year ended December 31, 2024 in accordance with the standards of the PCAOB. The Company had earlier been informed by EY that the audit was on schedule for timely completion by March 3, 2025. Consequently, the Company is unable to timely file its Form 10-K for the year ended December 31, 2024, but fully expects to be able to file its Form 10-K before the end of the 15-calendar day period following the due date of the Form 10-K.

The Company does not expect any material changes or adjustments to current and/or previously reported annual financial results, including the financial results it previously reported in its press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 28, 2025.

For related reasons, IPALCO Enterprises, Inc. and DPL Inc.’s respective annual reports on Form 10-K will be delayed from the originally planned filing date as EY prioritizes completing their work related to the Company’s annual report.

Attached hereto and filed as Exhibit 99.1 to this Form 12b-25 is the statement of Ernst & Young LLP as contemplated by Rule 12b-25(c) of the Exchange Act.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen Coughlin	703	522-1315
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE AES CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 3, 2025	By:	/s/ Stephen Coughlin
		Name:	Stephen Coughlin
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).